SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Vivani Medical, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92854B 109

(CUSIP Number)

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP,

711 Third Avenue, 17th Floor

New York, New York 10017

(212-907-7300)
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 30, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 92854B 109
1)	NAME OF REPORTING PERSON

Adam Mendelsohn
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS		OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)			☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER	3,622,015
	8)	SHARED VOTING POWER	90,558
	9)	SOLE DISPOSITIVE POWER	3,622,015
	10)	SHARED DISPOSITIVE POWER	90,558
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,712,573
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES			☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		7.51%
14)	TYPE OF REPORTING PERSON		IN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the shares of common stock (the “Common Stock”) of Vivani Medical, Inc., a California corporation (the “Issuer”). The principal executive office of the Issuer as of the filing date of this Schedule is 13170 Telfair Ave., Sylmar, California 91342.

Item 2.	Identity and Background.

(a)          This Schedule 13D is being filed by Adam Mendelsohn (the “Reporting Person”)

(b)          The Reporting Person’s business address currently is 5858 Horton St. Suite 280, Emeryville, CA 94608.

(c)          Mr. Mendelsohn is the CEO and a director of the Issuer, which has a headquarters business address as of the filing date of this Schedule at 13170 Telfair Ave., Sylmar, California 91342.

(d)          During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds and Other Consideration.

The securities of the Issuer being reported upon by the Reporting Person are shares of Common Stock and Common Stock underlying options and warrants to acquire Common Stock of the Issuer that were issued in exchange for the outstanding securities held by the Reporting Person in Nano Medical Precision, Inc. (“NPM”), which company has become a wholly owned subsidiary of the Issuer acquired in a merger transaction consummated on August 30, 2022.

The securities of the Issuer being reported upon by the Reporting Person (i) include 90,558 shares held by three trusts for the Reporting Person’s children over which he has voting and dispositive authority with his spouse, in which the Reporting Person disclaims pecuniary ownership, and (ii) excludes 77,331 shares of common stock held by MFE, LLC in which the Reporting Person has a 10% ownership interest and therefore a pecuniary interest in such shares, but over which the Reporting Person does not have any voting or dispositive authority.

Item 4.	Purpose of Transaction

The securities reported upon in this Schedule 13D were acquired for investment purposes or as a result of employment. The Reporting Person intends to review his investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. The Reporting Person may from time to time take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of his shares of Common Stock (or other securities of the Issuer), including exercising outstanding options or other convertible/exchangeable securities; (ii) changing his current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, of direct acquisitions from or dispositions to the Issuer. Additionally, any acquisition or disposition will be made in accordance with the insider trading policy of the Issuer and any other restrictions applicable thereto, such as a lock up agreement and limitations under Section 16 of the Securities Exchange Act of 1934, as amended. The Reporting Person will also take into consideration his position as the CEO and a director of the Issuer.

At the date of this Schedule 13D, except as set forth in this Schedule 13D and pursuant his position as CEO and a director and the related management and fiduciary obligations thereof, the Reporting Person does not have any plans or proposals which would result in:

(a)          The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)          Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(e)          Any material change in the present capitalization or dividend policy of the Issuer;

(f)          Any other material change in the Issuer’s business or corporate structure;

(g)          Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)          Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)           Any action similar to any of those actions enumerated above.

The Reporting Person is the CEO and one of several directors of the Issuer. In the context of his obligations as the senior officer of the Issuer and a director of the Issuer, he will address one or more of the foregoing items in (a) – (j) and decide on a corporate action that includes one or more of the foregoing. In some instances the decision as an officer and/or director may have a consequence as to his own holdings of the securities of the Issuer.

ITEM 5.	Interests in Securities of the Issuer

(a)          The Reporting Person has beneficial and/or dispositive authority over an aggregate of 3,712,573 shares of Common Stock. Of that aggregate amount, the Reporting Person has beneficial and dispositive authority of (i) 3,622,015 shares of Common Stock owned of record, (ii) 60,373 shares of Common Stock subject to exercisable stock options issued by the Issuer held directly by the Reporting Person, (iii) 36,359 shares of Common Stock subject to exercisable warrants assumed by the Issuer held directly by the Reporting Person, and (iv) 90,558 shares of Common Stock owned by three trusts for the children of the Reporting Person over which he has shared voting and dispositive authority with his spouse. The Reporting Person disclaims pecuniary ownership over the shares of Common Stock held in the three trusts.

The Reporting person has a pecuniary interest in 77,331 shares of common stock held by MFE, LLC in which the Reporting Person has a 10% ownership interest but over which the Reporting Person does not have any voting or dispositive authority.

(b)          See Item 5(a) above.

(c)          All the securities that are being reported upon in this Schedule 13D and specified in Item 5(a) were acquired as a result of the consummation of the acquisition by the Issuer, in a merger transaction effected by an exchange of securities, of NPM that was consummated August 30, 2022. The Reporting Person was the founder, an officer and a director of NPM, and in the merger transaction he exchanged his variously held securities of NPM for securities of the Issuer in accordance with the terms of the governing merger agreement.

(d)          Not applicable.

(e)          Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has entered into a lock-up agreement with the Issuer applicable to the Common Stock held and any Common Stock that may be held by the Reporting Person in the future, regardless of the means of its acquisition. Pursuant to this agreement, the Reporting Person has agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, transfer or dispose of, directly or indirectly, engage in swap or similar transactions with respect to, make any demand for or exercise any right with respect to, or publicly disclose the intention of making any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any of the shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, from August 30, 2022 until 180 days thereafter.

The Reporting Person, as a result of being an officer and director of the Issuer, will be subject to various insider trading and related policies of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1.	Form of Lock Up Agreement dated August 30, 2022. [Incorporated by reference from Exhibit 10.15, filed with the Registration Statement on Form S-4 File No. 333-264959, filed May 13, 2022.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: August 31, 2022

Adam Mendelsohn

/S/ Adam Mendelsohn